UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2005

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing Director Shareholding


                           Pearson plc (the Company)

In 2001, the Company established the Pearson Long Term Incentive Plan (the Plan) for the purpose of providing a long-term share incentive for executive directors and senior executives of the Pearson group. The Plan provided for the grant of two separate categories of award relating to ordinary shares in the Company (Shares) - option awards and restricted share awards.

Restricted Share Awards Granted on 9 May 2001

The vesting of restricted share awards granted on 9 May 2001 was dependent on the Company's free cash flow per share performance over the three-year period 2001 to 2003, as set out in the 2003 annual report and accounts.

On 25 February 2005, these restricted share awards vested as to 70.5 % of the Shares originally comprised in the award (the Vested Shares). 75% of the Vested Shares form the main tranche of the Award which may be called for by participants within 6 months of vesting.

The Shares required to satisfy these awards have been sourced from a number of employee benefit trusts established by the Company. As a result of the release of Shares described above, the number of Shares held by Pearson Employee Share Trustees Limited (as trustee of the Pearson Employee Share Trust) is now zero.

No executive directors have today called for Shares under these LTIP awards.

Each of the executive directors of the Company was for Companies Act purposes, regarded as interested in all the shares held by this trust. Despite the technical interest in all the Shares each executive director was only entitled to receive from the trust that number of Shares to which he or she was entitled under share plans operated by the Company in which he or she participates.





                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 17 March 2005

                             By:   /s/ STEPHEN JONES
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                                   Stephen Jones
                                   Deputy Secretary